               U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM 10-SB

                           CIK: 0001177145

GENERAL FORM OF REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
  UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Floridian Ventures, Inc.
                        ------------------------
            (Name of Small Business Issuer in its charter)

                               Delaware
                               --------
    (State or other jurisdiction of incorporation or organization)

                              04-3701677
                              ----------
                 (I.R.S. Employer Identification No.)

                           715 Palm Street
                    West Palm Beach, Florida 33401
                    ------------------------------
         (Address of principal executive offices) (Zip Code)

                           (561) 828-3193
                           --------------
                     (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act: |_|

Securities to be registered under Section 12(g) of the Act: |X|

Title of each class to be so registered: Common Stock, $0.0001 par value per share

                        Floridian Ventures, Inc.
                              Form 10-SB

                          Table of Contents

                                                                 Page

                                Part I
                                ------

Item 1.  Description of Business ................................  2

Item 2.  Management's Discussion and Analysis or Plan of
         Operations .............................................  5

Item 3.  Description of Property ................................  8

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management .........................................  8

Item 5.  Directors, Executive Officers, Promoters, and
         Control Persons ........................................  8

                               Part II
                               -------

Item 1.  Market Price and Dividends on the Registrant's

                               Part F/S
                               --------

Independent Auditor's Report and Financial Statements ........... 15

                               Part III
                               --------

Item 1.  Index to Exhibits and Description of Exhibits .......... 26

Signatures ...................................................... 26

To simplify the language in this registration statement, Floridian,
Ventures, Inc. is referred to herein as our "Company" or "We."

                                PART I

Item 1.   Description of Business.

Business Development.

Floridian Ventures, Inc. was incorporated in the State of Delaware on June 3, 2002. We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer.

We are a development stage company. Our activities have been limited to capital formation and corporate organizational matters. To date, we have conducted no business, research or developmental activities.
We have never had any specific products or offered services.

We can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a merger or acquisition with an unidentified private entity (hereinafter referred to as the
"business opportunity").

We are voluntarily registering a class of our securities on this
Form 10-SB registration statement, although we are not required to do so pursuant to the Securities Exchange Act of 1934, as amended
(the "Exchange Act"). We will continue to file all reports required of us under the Exchange Act until a business combination has occured. As a reporting company, we may be able to attract a business opportunity candidate that wishes to achieve the status of an
Exchange Act registered corporation and of establishing a public market for its common stock. There can be no assurance, however, that the foregoing assumption is correct.

We have neither conducted, nor have others made available to us, market research indicating whether any demand exists for such transactions. Moreover, we do not have, and do not plan to have, or plan to establish, a marketing organization. Even if demand for such a business opportunity is identified, there is no assurance that we will be successful in its completion.

Competition.

We are and will continue to be a limited competitor in the business of seeking business opportunities with private companies. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies.
These firms are in a better competitive position than our company to attract desirable business opportunity candidates. Nearly all such entities have significantly greater experience and financial resources, technical expertise and managerial capabilities.
Consequently, we will be at a competitive disadvantage in
identifying and successfully completing possible business
opportunities.

Intellectual Property.

We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Government Regulation.

We cannot anticipate or determine the effect of many possible governmental regulations, including environmental laws, because we have not determined the type of business we will be engaged in. The proposed business activities described herein classify us as a
"blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of blank check
companies. We do not intend to undertake any offering of our securities, either debt or equity, until such time as we have successfully implemented our business plan, described herein. We are not making a blank check offering; we are registering a class of our securities on this Form 10-SB registration statement. We currently have no plans to conduct a blank check offering.
However, upon consummation of a business opportunity, our business opportunity candidate may elect to do so.

The transferability of our common stock is limited because a significant number of states have enacted regulations or "blue sky"
laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of blank check companies within that state. The following states have enacted such
regulations: Alaska, Arizona, Arkansas, California, Colorado,
Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana,
Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Missouri,
Nebraska, Nevada, New Jersey, New York, North Dakota, Ohio, Oregon,
Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee,
Texas, Utah, Vermont, Virginia and Washington.

In addition, many states, while not specifically prohibiting or restricting securities of blank check companies, may not register our securities for sale or resale due to other state rules and regulations. We are unable to accurately predict which states may prohibit sales or resales of securities of a blank check company.
Therefore, we currently have no plans to register any of our securities for sale within any particular state. To ensure that no state laws are violated through the resales of our securities, we will refuse to register the transfer of any of our securities to residents of any state, which prohibits such resale, if no
applicable resale exemption is available. We do not anticipate that a secondary trading market for our securities will develop in any state until a business opportunity is consummated and we are no longer classified as a blank check company.

Furthermore, in a letter set forth from Mr. Richard Wulff (Office of
Small Business of the U.S. Securities and Exchange Commission) to
Mr. Ken Worm, (Assistant Director OTC Compliance Unit, NASD
Regulation, Inc.) on January 21, 2000, Mr. Wulff states that securities issued from a blank check company, "both before and after the business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are 'underwriters'." Mr. Wulff's letter indicates that "the securities involved can only be resold through registration under the Securities Act." Rule 144 would not be available for resale transactions in such a situation, regardless of technical compliance with that rule, because such transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act. As a result of the foregoing, our
shareholders will not be able to rely on the provisions of Rule 144.
They will instead be required to file a registration statement under the Securities Act of 1933 in order to complete any public sales of their shares.

Federal and state tax consequences will likely be major
considerations in any business opportunity that we may undertake.
Such transactions may be structured so as to result in tax-free treatment to both companies. We intend to structure business opportunities which minimize the federal and state tax consequences of both our Company and the target entity; however, there can be no assurance that the business opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the

imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Pursuant to the requirements of Section 13 of the Securities
Exchange Act of 1934 (the "Exchange Act"), we are required to provide certain information about significant acquisitions
including audited financial statements of the acquired company. In the event we merge or acquire a business opportunity, the successor company will be subject to our reporting obligations. This is commonly referred to as a "back door registration." A back door registration occurs when a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, acquisition of assets or otherwise. Pursuant to the
U.S. Securities and Exchange Commission regulations, this type of event requires the successor company to provide in an 8-K current report, within 15 days of the succession, the same kind of
information that would appear in a registration statement, including audited and pro forma financial statements. Accordingly, we may incur additional expense to conduct due diligence and present the required information for the business opportunity in any report.
Also, the U.S. Securities and Exchange Commission may elect to conduct a full review of the successor company and may issue substantive comments on the sufficiency of disclosure related to the business opportunity. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable
acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be
appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Employees.

We currently have no full-time employees. There are no collective bargaining agreements or employment agreements with Darian S.
Tenace, our sole officer and director who is also our sole
shareholder. We have no employees nor are there any other persons than Mr. Tenace who devote any of their time to our affairs. All references herein to our management are to Mr. Tenace. The inability at any time of Mr. Tenace to devote sufficient attention to us could have a material adverse impact on our operations. Mr. Tenace does not receive compensation for his services.

Item 2.   Plan of Operation.

We have no operations or revenues. If and when this registration statement becomes effective, in the next twelve months we plan to seek business opportunity candidates. Otherwise, we expect to remain without operations and without accepting offers from any business opportunity candidate.

As of the date of this registration statement, we have not engaged in any negotiations with any specific entity regarding the
possibility of a business combination with our Company and that none of our officers, directors, promoters, their affiliates or

associates have had any preliminary contact or discussions with and that there are no present plans, proposals, arrangements or
understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with our Company. In addition, since our
inception to the date of this registration statement, there has been no discussions, agreements or understandings with any professional advisors, financial consultants, broker/dealers or venture
capitalists to assist us in locating a business opportunity. We will not employ the services of any of those individuals or entities.
Instead, we will rely upon our management to affect those services normally provided by professional advisors or financial consultants.
Specifically, our management will identify prospects through present associations such as its officers and directors, attorneys, and similar persons.

We will not restrict our business opportunity search to any specific business, industry, or geographical location. We may participate in virtually any kind of business. We anticipate that we will
participate in only one potential business opportunity, since we have no assets and limited financial resources. To date, we have not developed any criteria for the selection of business opportunities.
Our management will have complete discretion selecting an
appropriate business opportunity.

Available business opportunities may occur in many different industries, which are in various stages of development. Accordingly, comparative investigation and analysis of such business
opportunities is difficult and complex. We do not and will not have any capital to attract the owners of business opportunities who desire significant cash or other assets. However, we believe that the opportunity to acquire a controlling ownership interest in a publicly registered company may attract a business opportunity that does not wish to incur the cost and time involved in an initial public offering or registration as a fully reporting public company.
The owners of the business opportunities will, however, incur significant legal and accounting costs associated with the U.S.
Securities and Exchange Commission and state reporting requirements, agreements and other documents. The Exchange Act specifically requires that any business opportunity candidate comply with all applicable reporting requirements, including filing reports of material events, periodic reports and annual reports with
accompanying audited financial statements. Our management has not conducted market research and is not aware of any market data that would support any such perceived benefits for a business opportunity owner.

Our management's plan of operations will be conducted through the efforts of our sole officer and director, Darian S. Tenace, and will not require any additional funds. It is anticipated that Mr. Tenace will furnish our Company with business opportunity candidates. We do not plan to use any notices or advertisements in our search for business opportunities. Mr. Tenace will investigate specific business opportunities and negotiate, hire an attorney to draft and execute relevant agreements, disclosure documents and other
instruments.

We will not be able to expend a significant amount of funds on a complete and exhaustive investigation. Moreover, we may not discover certain adverse factors regarding such a business opportunity due to our limited business experience in such matters.

We will incur nominal expenses in implementing our business plan, which will be paid by our present management as interest-free loans to the Company. However, we expect that repayment of these loans will be derived solely from consummation of a business opportunity.
The repayment of any loans made to the Company will not impede, or be made conditional in any manner to, consummation of a business opportunity.

We believe that there is a demand by non-public corporations for shell corporations that are publicly held registered companies. We believe that demand for shell corporations has increased
dramatically since the U.S. Securities and Exchange Commission imposed stringent requirements on blank check companies pursuant to
Regulation 419 of the Securities Act of 1933 (the "Act"). The
foregoing regulation has substantially decreased the number of
"blank check" offerings filed with the U.S. Securities and Exchange
Commission and, as a result, has stimulated an increased demand for shell corporations. However, there is no assurance that the
foregoing assumption is accurate or correct.

Prior to making a decision in a business opportunity, we plan to obtain written materials regarding the business opportunity including, a description of products, services and company history; management resumes; financial information; available projections with related assumptions; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of present and required facilities; an analysis of risk and competitive conditions; and other relevant information.

We currently do not plan to raise capital by any means whatsoever.
Further, prior to the location of a business opportunity, we have no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities. Because we have virtually no resources, management anticipates that to achieve any such acquisition, we will be required to issue shares of our authorized but unissued common stock as the sole consideration for any such venture and it is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our
transaction, we may agree to register all or a part of such
securities immediately after the business opportunity is consummated or at specified times thereafter. If such registration occurs, (of which there can be no assurance) it will be undertaken by the surviving entity after we have successfully consummated a business opportunity, and we are no longer considered a blank check company.

Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the future value of our securities, if such a market develops, of which there is no assurance. The completion of any business opportunity will result in a significant issuance of shares and substantial dilution to our present stockholders.

We do not anticipate any significant changes in the number of our employees, does not plan to engage in research and development and does not plan to purchase or sell plant or equipment.

Item 3.   Description of Property.

We currently have no material assets, lease or any real or personal property. We currently occupy office space owned by our president,
Darian S. Tenace, without charge, at 715 Palm Street, West Palm
Beach, Florida 33401.

There are no preliminary agreements or an understanding regarding the office facility after the business opportunity is completed.
Upon closure of a business opportunity, we plan to relocate to our business opportunity office.

Item 4.   Security Ownership of Certain Beneficial Owners and
          Management.

The following table sets forth each person known by us to be the beneficial owner of five percent or more of our common stock, all directors individually and all our directors and officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

                  Name and Address of           Amount and Nature of     Percent of
Title of Class    Beneficial Owner              Beneficial Ownership     Class
--------------    --------------------------    --------------------     ----------
Common Stock      Darian S. Tenace                   1,240,000              100%
                  715 Palm Street                    Direct
                  West Palm Beach, FL 33401

Common Stock      All Officers and Directors         1,240,000              100%
                  as a Group (1 person)              Direct

Change of Control and Management.

There are currently no arrangements that would result in a change of control of our Company. A business opportunity will involve the issuance of our authorized but unissued common shares, which will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to resign as members of our
Board of Directors. The resulting change in control of our Company could result in the removal of our present management and a
corresponding reduction or elimination of their participation in the future affairs of our Company.

Item 5.   Directors, Executive Officers, Promoters and Control Persons.

We have one director and officer as follows:

 Name                   Age      Positions and Offices Held
 ----------------       ---      -----------------------------------
 Darian S. Tenace       48       President, Chief Executive Officer,
                                 Treasurer, Secretary and Director

Darian S. Tenace has served as our director, president, chief executive officer, treasurer, and secretary since our inception, and will serve on the board until the next annual meeting of our shareholders or until a successor is elected. There are no
agreements or understandings of the officer and director to resign at the request of another person, and the above-named officer and director is not acting on behalf of, nor will act at the direction of, any other person.

Set forth below is the name of our director and officer, all positions and offices held, the period during which he has served as such, and the business experience during at least the last five years:

Darian S. Tenace has served as president, chief executive officer, treasurer, secretary and director since our inception on June 3,
2002. For the last five years, Mr. Tenace was a business consultant specializing in corporate financial consulting. Mr. Tenace is also sole officer and director of DST Media, Inc. and WPB Financiers,
Ltd., none of these companies currently conduct any business and none of which have entered into any business combinations as of the date of this registration statement. Prior to that, he founded
Leather Luggage, Inc., a wholesale leather goods mail order business from 1978 till 1986. From 1987 to 1994, he founded Tenace
Enterprises, Inc., which was a wholesale produce company delivering refrigerated produce from Orlando, Florida to the New York
metropolitan area. In 1994, he founded and served as CEO and
President of Jet Capital, Inc., a telecommunication venture capital company, which provides funding for various small businesses, women, and minorities in FCC auctions. Mr. Tenace attended the University of Florida, graduating with a Bachelor of Arts/Education in 1977.

Other than those mentioned above, we have no employees and do not anticipate hiring any in the future until we successfully
implemented our business plan described herein. None of our
directors, executive officers, promoters or control persons has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Transactions By Blank Check Companies.

None.

Item 6.   Executive Compensation.

Our sole officer and director does not receive any compensation for his services rendered to us, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with us.

                          Annual Compensation         Long Term Compensation
                          -------------------  -----------------------------------
Name                                               Awards         Payouts   All
and                                            ----------------   -------   other
principal                                      Restricted Other    LTIP     compen-
position            Year  Salary Bonus  Other    Stock     (1)    payouts   sation
----------------    ----  -------------------  ----------------   -------   -------
Darian S. Tenace    2002  $ 0   $ 0   $ 0         $ 0      $ 0      $ 0      $ 0
President, CEO,
Treasurer, and
Secretary

(1) Includes securities, underlying options, and SAR's.

Our sole officer and director will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement our business plan outlined herein.

We have adopted no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

Item 7.   Certain Relationships and Related Transactions.

We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. We issued
1,240,000 restricted shares of our common stock to Darian S. Tenace our president, chief executive officer, treasurer, secretary and director for his services rendered in the formation and organization of our Company. See "Item 10. Recent Sales of Unregistered
Securities." Other than this transaction, we have not entered into transactions with any promoters.

Mr. Tenace, acquired his shares with the intent to hold the shares for investment purposes, and not with a view to further resale or distribution, except as permitted under exemptions from registration requirements under applicable securities laws. That means that he may not sell such securities unless they are either registered with the SEC and comparable agencies in the states or other jurisdictions where the purchasers reside, or are exempted from registration. The most widely used exemption from registration requirements is provided by SEC Rule 144, which requires a one year holding period prior to resale, and limits the quantities of securities that can be sold during any 90 day periods.

The certificate has been issued with a restrictive legend required with respect to issuance of securities pursuant to exemptions from registration requirements under the Securities Act and the recipient acknowledged his understanding that the shares are restricted from resale unless they were either registered under the Securities Act and comparable state laws, or the transaction was effected in compliance with available exemptions from such registration
requirements.

Readers of this registration statement should be aware that by letter dated January 21, 2000, Richard K. Wulff, Chief of Office of
Small Business at the U.S. Securities and Exchange Commission opined as follows:

It is our view that, both before and after the business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are "underwriters" of the securities issued.
Accordingly, we are also of the view that the securities involved can only be resold through registration under the Securities Act.
Similarly, Rule 144 would not be available for resale transactions in this situation, regardless of technical compliance with that rule, because these resale transactions appear to be designed to distribute or redistribute securities to the public without
compliance with the registration requirements of the Securities Act.

This interpretation prevents promoters and affiliates of blank check companies from selling their shares in market transactions under many circumstances.

As a result of the foregoing, our shareholders will not be able to rely on the provisions of Rule 144. They will instead be required to file a registration statement under the Securities Act of 1933 in order to complete any public sales of their shares.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between us and their other business interests. We have not formulated a policy for the resolution of such conflicts.

Item 8.   Description of Securities.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.0001 per share, of which there are
1,240,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have been
designated or issued. The following statements relating to the capital stock set forth the material terms of our securities;
however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the
Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

Common Stock.

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its
discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of our Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock.

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or
restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or
liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to neither issue any preferred stock nor adopt any series, preferences or other
classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of
Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any
preferred stock.

Dividends.

Dividends, if any, will be contingent upon our revenues and
earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our
Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Transfer Agent.

It is anticipated that Florida Atlantic Stock Transfer, Inc.,
Tamarac, Florida will act as transfer agent and registrar for our common stock.

                               PART II

Item 1.   Market Price of and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters.

Market Price.

There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The proposed business activities described herein classify us as a
"blank check" company. A blank check company is a development stage company that has no specific business plan or purpose or has indicated
that its business plan is to engage in a merger or acquisition with an unidentified company or companies. The U.S. Securities and Exchange
Commission and many states have enacted statutes, rules and
regulations limiting the sale of securities of blank check companies.
Therefore, management will not undertake any efforts to cause a market to develop in our securities until such time as we have successfully implemented our business plan described herein.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to our Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than
$5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

(i) That a broker or dealer approve a person's account for
transactions in penny stocks and

(ii) The broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

(i) Obtain financial information and investment experience and objectives of the person; and

(ii) Make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, specifies

(i) The basis on which the broker or dealer made the suitability determination and

(ii) That the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Holders.

There is one (1) holder of our common stock. The issued and
outstanding shares of our common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

Dividends.

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Item 2.      Legal Proceedings.

We are not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority or any other person or entity involving our Company.

Item 3.      Changes in and Disagreements with Accountants.

We have not changed accountants since our formation and there are no disagreements with the findings of our accountants.

Item 4.      Recent Sales of Unregistered Securities.

The following sets forth information relating to all previous sales of our common stock, which sales were not registered under the
Securities Act of 1933.

In connection with our organization, on June 3, 2002, Darian S.
Tenace was issued 1,240,000 shares of restricted common stock in exchange for his services rendered in the formation and organization of our Company. The shares were issued at $0.0001 per share, which we believe represents the fair value of the services performed by
Mr. Tenace. The foregoing purchase and sale to this sophisticated person (officer and director) who had superior access to all corporate and financial information were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) on the basis that the transaction did not involve a public offering.

The purchaser listed above represented his intention to acquire the securities for investment only and not with a view toward
distribution. None of the securities were sold through an
underwriter and accordingly, there were no underwriting discounts or commissions involved.

Item 5.   Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware
provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General
Corporation Law of the State of Delaware, or (iv) for any
transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation contains such a provision.

Insofar as indemnification for liabilities arising under the
Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling our Company pursuant to the
foregoing provisions, it is the opinion of the Securities and
Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                               PART F/S

Independent Auditor's Report and Financial Statements

                       FLORIDIAN VENTURES, INC.
                    (A Development Stage Company)

                     AUDITED FINANCIAL STATEMENTS

                            July 15, 2002
                            -------------

                         TABLE OF CONTENTS

                                                                 Page No.
                                                                 --------
Independent Auditor's Report....................................    F-1

Balance Sheet as of July 15, 2002...............................    F-2

Statement of Operations and Retained Earnings
 (Deficit) for the Period from June 3, 2002 (Inception)
 through July 15, 2002..........................................    F-3

Statement of Stockholders' Equity for the Period from
 June 3, 2002 (Inception) through July 15, 2002.................    F-4

Statement of Cash Flows for the Period from
 June 3, 2002 (Inception) through July 15, 2002.................    F-5

Notes to Financial Statements...................................  F6-F8

                     INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of:
FLORIDIAN VENTURES, INC.
(A Development Stage Company)
715 Palm St.
West Palm Beach, FL 33401

I have audited the accompanying balance sheet of FLORIDIAN VENTURES,
INC. (a development stage company) from June 3, 2002 (inception)
through July 15, 2002.  These financial statements are the
responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with generally accepted auditing standards.  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a
reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of
FLORIDIAN VENTURES, INC. (a development stage company) as of July
15, 2002, and the results of its operations and its cash flows for the period from June 3, 2002 (inception) through July 15, 2002 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that FLORIDIAN VENTURES, INC. will continue as a going concern.  As discussed in Note 1 to the financial statements, FLORIDIAN VENTURES,
INC. was only recently formed, has incurred losses since its inception and has not yet been successful in establishing profitable operations, raising substantial doubt about its ability to continue as a going concern.  Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Stan J.H. Lee, CPA /s/
------------------------------
Stan J.H. Lee, CPA

Fort Lee, New Jersey
July 23, 2002
License # CC23007

                       FLORIDIAN VENTURES, INC.
                    (A DEVELOPMENT STAGE COMPANY)

                            BALANCE SHEET
                         as at July 15, 2002
                         -------------------

                                ASSETS

CURRENT ASSETS                                              $       0
                                                            ----------
      TOTAL CURRENT ASSETS                                  $       0
                                                            ----------
OTHER ASSETS                                                $       0
                                                            ----------
      TOTAL OTHER ASSETS                                    $       0
                                                            ----------
 TOTAL ASSETS                                               $       0
                                                            ==========

                 LIABILITIES and STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                         $       0
                                                            ----------
 TOTAL LIABILITIES                                          $       0
                                                            ----------

STOCKHOLDERS' EQUITY

   Preferred stock, $0.0001 par value;
   20,000,000 shares authorized, zero
   shares issued and outstanding                            $       0

   Common stock, $0.0001 par value;
   100,000,000 shares authorized;
   1,240,000 shares issued and
   outstanding                                              $     124

   Additional paid-in capital                               $       0

   Accumulated deficit during
   development stage                                        $    (124)
                                                            ----------

       TOTAL STOCKHOLDERS' EQUITY                           $       0
                                                            ----------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $       0
                                                            ==========

 The accompanying notes are an integral part of financial statements.

                       FLORIDIAN VENTURES, INC.
                    (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF OPERATIONS
                       June 3, 2002 (inception)
                          to July 15, 2002
                          ----------------

INCOME                                                 $        0

Operating Expenses

      Organization expense                                   (124)

                                                       -----------

TOTAL EXPENSES                                               (124)

PROVISION FOR INCOME TAXES                                      0
                                                       -----------

NET LOSS                                                     (124)
                                                       -----------

NET LOSS PER SHARE                                       $ (.0001)
                                                       ===========

WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                                     1,240,000
                                                       ===========

 The accompanying notes are an integral part of financial statements.

                       FLORIDIAN VENTURES, INC.
                    (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF STOCKHOLDERS' EQUITY
                      June 3, 2002 (inception)
                          to July 15, 2002
                          ----------------

                                    Common Stock
                              -------------------------     Additional                       Total
                               Numbers of                    paid-in                      Stockholders'
                                 Shares       Amount         capital        Deficit          Equity
                              ------------  -----------     -----------     ---------     -------------

June 3, 2002                    1,240,000   $      124      $        0      $      0      $        124
issued for services

Net loss                                                                        (124)             (124)
                              ------------  -----------     -----------     ---------     -------------
Balance, July 15, 2002          1,240,000   $      124      $        0      $   (124)     $          0
                              ============  ===========     ===========     =========     =============

 The accompanying notes are an integral part of financial statements.

                       FLORIDIAN VENTURES, INC.
                    (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF CASH FLOWS
                       June 3, 2002 (inception)
                           to July 15, 2002
                       ------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------

   Net loss                                               $      (124)
   Adjustment to reconcile net loss
    to net cash provided by operational
    activities issue of common stock for
    services                                                      124
                                                          ------------

NET CASH USED IN OPERATING EXPENSES                                 0
                                                          ------------

CASH FLOWS FROM INVESTING ACTIVITIES                                0
                                                          ------------

CASH FLOWS FROM FINANCING ACTIVITIES                                0
                                                          ------------

NET INCREASE (DECREASE)                                   $         0
                                                          ------------

CASH, BEGINNING OF PERIOD                                           0
                                                          ------------

CASH, END OF PERIOD                                       $         0
                                                          ============

 The accompanying notes are an integral part of financial statements.

                       FLORIDIAN VENTURES, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                         AS OF JULY 15, 2002

NOTE 1 - GOING CONCERN CONSIDERATION

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the
     United States, which contemplates the continuation of the
     Company as a going concern. However, the Company is in the development stage, and has no current sources of revenue.
     Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

     The management's plans include the acquisition of a suitable business venture to provide the opportunity for the Company to continue as a going concern. However, there can be no assurance that management will be successful in this endeavor.

NOTE  2 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.  Organization and Business Operations

     FLORIDIAN VENTURES, INC. (a development stage company) ("the
     Company") was incorporated in Delaware on June 3, 2002 to
     serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At July 15, 2002, the
     Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and preparation of the filing of a registration statement with the
     U.S. Securities and Exchange Commission on Form 10-SB.

     The year-end of the Company is December 31st for both book and tax purposes.

     The Company's ability to commence operations is contingent upon its ability to identify a prospective target business.

     B.  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

     C.  Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that

                       FLORIDIAN VENTURES, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                         AS OF JULY 15, 2002

     affect the reported amounts of assets and liabilities and
     disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     D.  Income Taxes

     The Company accounts for income taxes under the Financial
     Accounting Standards Board of Financial Accounting No. 109,
     "Accounting for Income Taxes" "Statement 109").  Under
     Statement 109, deferred tax assets and liabilities are
     recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.
     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the
     period ended July 15, 2002.

     E.  Basic and diluted net loss per share

     Net loss per share is calculated in accordance with Statement of Financial Accounting Standards 128, Earnings Per Share
     ("SFAS 128"). Basic net loss per share is based upon the
     weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares, stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method. At July 15, 2002 there were no dilutive
     convertible shares, stock options or warrants.

NOTE  3 - STOCKHOLDER'S EQUITY

     A.  Preferred Stock

     The Company is authorized to issue 20,000,000 shares of
     preferred stock at $.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

     B.  Common Stock

     The Company is authorized to issue 100,000,000 shares of common stock at $.0001 par value.  On June 3, 2002, the Company
     issued 1,240,000 shares of its common stock to the founder of

                       FLORIDIAN VENTURES, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                         AS OF JULY 15, 2002

     the Company pursuant to Section 4(2) of the Securities Act of
     1933 for an aggregate of $124 in services.

     C.  Warrant and Options

     There are no warrants or options outstanding to issue any
     additional shares of common stock.

NOTE 4 - RELATED PARTY TRANSACTIONS

     The Company currently uses the offices of its president as its principal place of business at no cost to the Company.

     The Company's sole officer and director is also the sole
     shareholder of the Company.

                               PART III

Item 1.      Index to Exhibits and Description of Exhibits.

 Exhibit
 Number        Description
 -------       -----------------------------------------------------
 3.1           Certificate of Incorporation Floridian Ventures, Inc.
 3.2           By-Laws Floridian Ventures, Inc.
 3.3           Form of Common Stock Certificate
 23.1          Consent of Stan J.H. Lee, Certified Public Accountant

                              SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Floridian Ventures, Inc.

                                By: /s/ Darian S. Tenace
                                --------------------------------------
                                Darian S. Tenace
                                President, Chief Executive Officer,
                                Treasurer, Secretary and Director

Date: July 23, 2002

Exhibit 3.1

                                                 STATE OF DELAWARE
                                                SECRETARY OF STATE
                                              DIVISION OF CORPORATION
                                             FILED 09:00 AM 06/03/2002
                                                020369352 - 3534305

                     Certificate of Incorporation
                                  of
                        Floridian Ventures, Inc.

FIRST:  The name of the corporation shall be Floridian Ventures, Inc.

SECOND:  Its registered office is to be located at 25 Greystone
Manor, in the city of Lewes, County of Sussex, Delaware, 19958-9776.
The registered agent is Harvard Business Services, Inc. whose address is the same as above.

THIRD:  The nature of business and purpose of the organization is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Laws.

FOURTH:  The total number of shares of stock which the Corporation is authorized to issue is 120,000,000 shares, consisting of
100,000,000 shares of Common Stock having a par value of $.0001 per share and 20,000,000 shares of Preferred Stock having a par value of
$.0001 per share and to be issued in such series and to have such rights, preferences, and designation as determined by the Board of
Directors of the Corporation.

FIFTH:    The number of directors constituting the initial board of
directors of the corporation is one. The number of directors may be either increased or decreased from time to time by the Bylaws, but shall never be less than one (1). The name and address of each person who is to serve as a member of the initial board of directors is:

     Darian S. Tenace, 715 Palm Street, West Palm Beach, Florida 33401

SIXTH:  The name and address of the incorporator is as follows:

     Darian S. Tenace, 715 Palm Street, West Palm Beach, Florida 33401

SEVENTH:  The Board of Directors shall have the power to amend or repeal the by-laws.

EIGHTH:  No director shall be personally liable to the Corporation or its stockholders for monetary damages from any breach of
fiduciary duty by such director as a director.  Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the directory's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the
Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.  No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator
hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this 30th day of April, A.D., 2002.

                              /s/ Darian S. Tenace
                              -------------------------------
                              Darian S. Tenace, Incorporator

Exhibit 3.2

                               BY-LAWS

                                  OF

                        Floridian Ventures, Inc.

                    _____________________________

Adopted by Unanimous Written Consent of the Board of Directors on
                            June 3, 2002
                    _____________________________

                         ARTICLE I - OFFICES

Section 1. The registered office of the corporation in the State of
Delaware shall be at 25 Greystone Manor, in the city of Lewes,
County of Sussex, Delaware, 19958.

The registered agent in charge thereof shall be Harvard Business
Services, Inc.

Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

                          ARTICLE II - SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words
"Corporate Seal, Delaware".

                 ARTICLE III - STOCKHOLDERS' MEETINGS

Section 1. Meetings of stockholders shall be held at the registered office of the corporation in this state or at such place, either within or without this state, as may be selected from time to time by the Board of Directors.

          Section 2. ANNUAL MEETINGS:  The annual meeting of the
stockholders shall be held on such date as is determined by the
Board of Directors for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting.

          Section 3. ELECTION OF DIRECTORS:  Elections of the
directors of the corporation shall be by written ballot.

          Section 4. SPECIAL MEETINGS:  The President, or the Board
of Directors may call special meetings of the stockholders at any time, or stockholders entitled to cast at least one-fifth of the votes, which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the
Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least ten days before such meeting, unless a greater period of notice is required by statute in a particular case.

Section 5. QUORUM:  A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

          Section 6. PROXIES:  Each stockholder entitled to vote at
a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

          Section 7. NOTICE OF MEETINGS:  Whenever stockholders are
required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

     Section 8. CONSENT IN LIEU OF MEETINGS:  Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. LIST OF STOCKHOLDERS:  The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in
alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

                        ARTICLE IV - DIRECTORS

Section 1. The business and affairs of this corporation shall be managed by its Board of Directors, no less than one in number or such other minimum number as is required by law. The directors need not be residents of this state or stockholders in the corporation.
They shall be elected by the stockholders of the corporation or in the case of a vacancy by remaining directors, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

Section 2. REGULAR MEETINGS:  Regular meetings of the Board shall be held without notice other than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

Section 3. SPECIAL MEETINGS: the President or any director upon two-day notice may call special Meetings of the Board. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

Section 4. QUORUM:  A majority of the total number of directors shall constitute a quorum for the transaction of business.

Section 5. CONSENT IN LIEU OF MEETING:  Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of
Directors may hold its meetings, and have an office or offices, outside of this state.

Section 6. CONFERENCE TELEPHONE:  One or more directors may
participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7. COMPENSATION:  Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 8. RESIGNATION AND REMOVAL:  Any director may resign at any time by giving notice to another Board member, the President or the
Secretary of the corporation.  Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.  Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of the corporation at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.

                         ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and Treasurer.
The Board of Directors may also choose a Chairman, one or more Vice
Presidents and such other officers as it shall deem necessary.  The same person may hold any number of offices.

Section 2. SALARIES:  Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 3. TERM OF OFFICE:  The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. The Board of Directors may remove any officer or agent elected or appointed by the Board whenever in its judgment the best interest of the corporation will be served thereby.

Section 4. PRESIDENT:  The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be
EX-OFFICIO a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

Section 5. SECRETARY:  The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of
Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the
Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. TREASURER:  The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the
President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as
Treasurer and of the financial condition of the corporation.

                        ARTICLE VI - VACANCIES

Section 1. The Board of Directors shall fill any vacancy occurring in any office of the corporation by death, resignation, and removal or otherwise. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any
stockholder or an executor, administrator,
trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.

Section 2. RESIGNATIONS EFFECTIVE AT FUTURE DATE:  When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

                   ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a
stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, a power of attorney or such other writing, which authorizes the attorney or other agent to so act on behalf of the stockholder, shall accompany the demand under oath. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

          ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the president.

Section 2. TRANSFERS:  Transfers of shares shall be made on the books of the corporation upon surrender of the certificates
therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

Section 3. LOST CERTIFICATE:  The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. RECORD DATE:  In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

     (c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the
Board of Directors adopts the resolution relating thereto.

               (d) A determination of stockholders of record
entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the
Board of Directors may fix a new record date for the adjourned meeting.

Section 5. DIVIDENDS:  The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the
Certificate of Incorporation.

Section 6. RESERVES:  Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

                ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. CHECKS: such officer or officers shall sign all checks or demands for money and notes of the corporation as the Board of
Directors may from time to time designate.

          Section 2.  FISCAL YEAR:  The fiscal year shall begin on
the first day of January.

          Section 3. NOTICE:  Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

           Section 4. WAIVER OF NOTICE:  Whenever any written notice
is required by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting.

Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5. DISALLOWED COMPENSATION:  Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

Section 6. RESIGNATIONS:  Any director or other officer may resign at any time, such resignation to be in writing and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

                     ARTICLE X - ANNUAL STATEMENT

Section 1. The President and the Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such
statement shall be prepared and presented in whatever manner the
Board of Directors shall deem advisable and need not be verified by a Certified Public Accountant.

             ARTICLE XI - INDEMNIFICATION AND INSURANCE:

Section 1. (a) RIGHT TO INDEMNIFICATION.  Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal,
administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the
Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise,
including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of
Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition:
provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(b)  RIGHT OF CLAIMANT TO BRING SUIT:  If a claim under paragraph
(a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the
Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it
permissible under the Delaware General Corporation law for the
Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation.
Neither the failure of the Corporation (including its Board of
Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard or conduct.

(c) Notwithstanding any limitation to the contrary contained in sub-paragraphs (a) and 8 (b) of this section, the corporation shall,

to the fullest extent permitted by Section 145 of the General
Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(d) INSURANCE:  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

                       ARTICLE XII - AMENDMENTS

Section 1.  These By-Laws may be amended or repealed by the vote of directors.

The above By-Laws are certified to have been adopted by the Board of
Directors of the Corporation on the 3rd day of June 2002.

                                  /s/ Darian S. Tenace
                                  -------------------------------
                                  Darian S. Tenace
                                  Secretary

                                [END]

Exhibit 3.3

                 Number                        Shares

         Incorporated under the Laws of the State of Delaware

                       Floridian Ventures, Inc.

                Authorized to issue 120,000,000 shares

      100,000,000 common shares      20,000,000 preferred shares
         par value $.0001 each          par value $.0001 each

This certifies that _______________________________________ is the owner of ___________________________________ fully paid and
non-assessable Shares of the Common Shares of Floridian Ventures, Inc.
transferrable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

      IN WITNESS WHEREOF, the said Corporation has caused this
Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation

this ________ day of ____________ A.D. _____

               ________________________________________
                       President and Secretary
                                [SEAL]

(Reverse side of stock certificate)

      The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.
Additional abbreviations may also be used though not in the list.

TEN COM -- as tenants in common
TEN ENT -- as tenants by the entireties
JT TEN  -- as joint tenants with right of survivorship
           and not as tenants in common

UNIF GIFT MIN ACT -- ____________ Custodian _________ (Minor) under
Uniform Gifts to Minors Act ______________ (State)

For value received, the undersigned hereby sells, assigns and transfers unto ______________________________________ (please insert social security or other identifying number of assignee)
______________________________________________

______________________________________________________________________________
       (please print or typewrite name and address of assignee)

________________________________ Shares represented by the within
Certificate, and hereby irrevocably constitutes and appoints
____________________  Attorney to transfer the said shares on the books of the within-named Corporation with full power of
substitution in the premises.

Dated, _______________________________

       In presence of
_______________________________

_______________________________

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the certificate in every particular without alteration or enlargement, or any change whatever.

                      The shares of stock  represented by
                      this   certificate  have  not  been
                      registered under the Securities Act
                      of 1933, as amended, and may not be
                      sold   or   otherwise   transferred
                      ______________________   with   the
                      registration provisions of such Act
                      has    been    made    or    unless
                      availability  of an exemption  from
                      such  registration  provisions  has
                      been  established,  or unless  sold
                      pursuant  to  Rule  144  under  the
                      Securities Act of 1933.

Exhibit 23.1

                  [Letterhead of Stan J.H. Lee, CPA]

To the Board of Directors and Management of
Floridian Ventures, Inc.
715 Palm St.
West Palm Beach, FL 33401

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

I hereby consent to the use in the Form 10-SB Registration
Statement, of Floridian Ventures, Inc. my report as of July 15, 2002 and for the period from June 3, 2002 (inception) to July 15, 2002, dated July 23, 2002, relating to the financial statements of
Floridian Ventures, Inc. which appear in such Form 10-SB.

Stan J.H. Lee, CPA

/s/ Stan J.H. Lee, CPA
--------------------------------
Fort Lee, New Jersey
July 23, 2002